Exhibit 99.2

One Team
56 years of uninterrupted profitability
over $1.5 billion in revenue
Global Expertise
Local Strength

Stantec

Stantec Annual Meeting May 13, 2010

Notice of Annual Meeting of Shareholders and
Management Information Circular
March 15, 2010

STN
TSX · NYSE

If you are not able to attend the meeting in person, please exercise your right to vote by returning the enclosed form of proxy or voting information form to the address provided on such form so as to arrive no later than 11:00 AM (MDT) on May 11, 2010, or, if the meeting is adjourned, 11:00 AM (MDT) on the second business day before any adjournment.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, project management, environmental sciences, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are offered through approximately 9,300 employees operating out of approximately 150 locations in North America. Stantec trades on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol STN.

Stantec is One Team providing Infinite Solutions.

March 15, 2010

Dear Fellow Shareholder:

On behalf of the Stantec board of directors and the rest of the Stantec team, I would like to invite you to attend the annual meeting of shareholders of Stantec Inc. The meeting will be held as follows:

Date:           Thursday, May 13, 2010
Time:           11:00 AM (MDT)
Place:          Sutton Place Hotel
    10235 – 101 Street
    Edmonton, Alberta

Alternatively, you may choose to attend the meeting through the Internet. The presentation will be broadcast live and archived on stantec.com under the Investors section.

During the meeting, we will review the Company’s 2009 operating and financial performance and outline our strategy going forward.

Enclosed in this package you will find the Notice of Meeting, as well as a form of proxy and the Management Information Circular. Please return the proxy as soon as possible to ensure that your vote is recorded in due time.

Thank you for your continuing support.

Sincerely,

Bob Gomes
President & CEO

STANTEC INC.

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

Stantec Inc. (Stantec) will hold its annual meeting of shareholders at the Sutton Place Hotel, 10235 – 101 Street, Edmonton, Alberta, on Thursday, May 13, 2010, at 11:00 AM (MDT) to

1.	Receive Stantec’s financial statements for the financial year ended December 31, 2009, together with the auditor’s report on those statements

2.	Elect the directors of Stantec

3.	Appoint an auditor and authorize the directors to fix the auditor’s remuneration

4.	Transact any other business properly brought before the meeting

The accompanying Management Information Circular contains more information regarding these matters. Stantec’s 2009 audited financial statements are included in the 2009 Financial Review, which is available, free of charge, to shareholders upon request.

The board of directors has fixed the close of business on March 15, 2010, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting, and only shareholders of record on such date are entitled to vote on these matters at the meeting.

By order of the board of directors

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2010

DIRECTORS’ APPROVAL

Our board of directors has approved the contents of this circular and the distribution of the circular to our shareholders.

Paul J.D. Alpern
Vice President, Secretary and General Counsel
March 15, 2010

QUESTIONS AND ANSWERS ON VOTING

Q:    Who can go to the meeting?

A:	Anyone who holds common shares of Stantec as of March 15, 2010, which is the record date for the meeting, is entitled to attend the meeting.

Q:    Who can vote at the meeting?

A:	If you hold common shares as of the close of business on March 15, 2010, you have the right to vote at the meeting.

Q:	How many votes am I entitled to?

A:	You are entitled to one vote for each common share you hold.

Q:	What items of business am I voting on?

A:	You are voting on the election of directors and the appointment of auditors.

Q:	How many shareholders do you need to reach a quorum?

A:	A quorum is reached when two shareholders holding validly issued common shares of the Company are present. On March 15, 2010, the Company had 45,733,820 common shares issued and outstanding.

Q:	What percentage of votes is required to approve the items of business?

A:	A majority (over 50 percent) of the votes cast at the meeting are needed for approval.

Q:	Does any shareholder beneficially own 10 percent or more of the outstanding common shares of the Company?

A:
No. To the knowledge of the directors and executive officers of Stantec, as of March 15, 2010, no one beneficially owns, directly or indirectly, or exercises control or direction over, common shares that carry more than 10 percent of the voting rights attached to all common shares entitled to be voted at the meeting.

Q:	Am I a registered shareholder?

A:	You are a registered shareholder if you hold any common shares in your own name. Your common shares are represented by a physical share certificate.

Q:	Am I a beneficial (nonregistered) shareholder?

A:
You are a beneficial shareholder if your common shares are held in an account where they are held in the name of a nominee (bank, trust company, securities broker or you hold your shares through the employee share purchase plan, for which Manulife Financial is the trustee in Canada and Computershare Trust Company is the trustee in the United States).

Q:	Who is soliciting my proxy?

A:
Stantec’s management is soliciting your proxy, and the costs for doing so are being borne by Stantec. In addition to soliciting proxies by mail, employees may also solicit proxies via telephone or in person.

Q:	How can I vote if I am a registered shareholder?

A:	You can vote in any of the following ways:

•
Vote in person: Do not complete and return the form of proxy but simply attend the meeting where your vote will be taken and counted. Be sure to register with Computershare, the Company’s transfer agent and registrar when you arrive at the meeting.

•	Vote by proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•
Vote by your own appointed proxy: You can appoint someone else to represent you at the meeting. Complete a paper proxy or Internet proxy by inserting the person’s name in the appropriate space on the proxy form or complete another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting to vote your shares.

•
Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo and Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the proxy form) and follow the online instructions.

Q:	How can I vote if I am a beneficial shareholder?

A:
If you are a beneficial shareholder, you will receive your materials through an investment dealer or other intermediary. Complete and return the forms providing your voting instructions. You should carefully follow your intermediary’s procedures and return instructions to ensure that your shares are voted at the meeting.

Q:	As a beneficial shareholder, can I vote in person at the meeting?

A:
Yes. Insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the meeting and vote your common shares in person. Be sure to register with Computershare when you arrive at the meeting.

Q:	How can I vote if I am an employee shareholder?

A:
If you hold shares through the Stantec employee share purchase plan, you can direct the trustee of the plan to vote your employee shares as you instruct. You can give the instructions in the following manner:

•	Vote by the management designated proxy: Complete your proxy form and return it by mail or delivery, following the instructions on the proxy.

•
Vote by phone: Call the toll-free telephone number shown on your proxy form, refer to your holder account number and access number (shown on the form), and follow the instructions. Note that you cannot appoint anyone other than Ronald Triffo and Robert J. Gomes as your proxy if you vote by phone.

•	Vote by Internet: Visit the website shown on your proxy form. Refer to your holder account number and access number (shown on the form) and follow the online instructions.

Your employee shares will be voted for or against or withheld from voting only in accordance with your instructions. If your proxy is not received by the plan’s trustees according to the above procedures, your employee shares will not be voted.

Q:	How will my shares be voted if I return my proxy?

A:
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business according to your instructions. If you have appointed Ronald Triffo and Robert J. Gomes as your proxy and you do not provide them with instructions, they will vote your common shares in favor of 1) electing as a director each person nominated by the Company for the ensuing year; 2) appointing Ernst &Young as auditors for the ensuing year; and 3) authorizing the directors to fix the auditors remuneration.

Q:	What happens if there are amendments or variations or other matters brought before the meeting?

A:
The voting instructions you provide by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of the meeting and any other matters that may properly be brought before the meeting, to the extent permitted by law. As of March 15, 2010, neither the directors nor executive officers of the Company are aware of any variation, amendment, or other matter to be presented for a vote at the meeting.

Q:	What is the deadline to receive my proxy?

A:
Whichever voting method you choose to vote, your proxy must be received before 11:00 AM (MDT) on May 11, 2010. If the meeting is adjourned or postponed, the proxy must be signed and received before 11:00 AM (MDT) on the second business day before the adjourned meeting.

Q:	What if I change my mind?

A:
If you are a registered shareholder, you may revoke your proxy, after you or your attorney (duly authorized in writing) have returned a proxy to Computershare Trust Company of Canada, by delivering a duly executed proxy with a later date by paper, telephone, or Internet. You may also use a form of revocation of proxy or other instrument signed by you or your attorney authorized in writing and deliver it to our registered office before the end of business on the day before the meeting or any subsequent adjournment or postponement or the chair of the meeting before the start of the meeting or before any adjournment or postponement.

You may also revoke your proxy in any other manner permitted by law.

If you are a beneficial shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account. However, you are subject to the same time constraints as registered shareholders, as noted above.

BUSINESS OF THE MEETING

1.           Report of Management and Consolidated Financial Report

The report of management and the audited consolidated financial statements for the year ended December 31, 2009, including management’s discussion and analysis, are contained in our 2009 Financial Review. Shareholders who have requested a copy of the 2009 Financial Review will receive it by mail. If you did not request a copy, you may view the financial review online at www.stantec.com or at www.sedar.com, or you may obtain a copy upon request to Stantec’s corporate secretary at 10160 – 112 Street, Edmonton, Alberta T5K 2L6.

2.           Election of Directors

Nine directors will be elected at the meeting. The management representatives named in the form of proxy intend to vote for the nominees listed below. All the listed nominees are currently directors, and all the current directors’ appointments will expire at the meeting.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 9.

Majority Voting for Directors

In November 2007, the board reviewed and adopted a majority voting policy on the recommendation of the Corporate Governance and Compensation Committee. Under this policy, in an uncontested election of directors, any nominee who receives a greater number of “withheld” votes than “for” votes will tender his or her resignation following certification of the shareholder vote. The Corporate Governance and Compensation Committee will promptly consider the resignation and recommend to the board whether or not to accept it. The board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision. We will promptly publicly disclose the board’s decision and process in a periodic or current report filed with the Canadian Securities Administrators.

3.           Appointment of Auditor

It is proposed that Ernst & Young LLP, Chartered Accountants be appointed as our auditor for the 2010 fiscal year. Unless you specify otherwise by proxy or by voting at the meeting, the management representatives designated in the form of proxy intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants as our auditor to hold office until the close of the next annual shareholders’ meeting and to authorize our directors to set Ernst & Young LLP’s remuneration for the year. Ernst & Young LLP has served as Stantec’s auditor since December 11, 1993.

Aggregate fees paid to Ernst & Young LLP, Stantec’s external auditor, during the fiscal years ended December 31, 2009, and 2008, were as follows:

Category	Note	2009	2008
Audit Fees Audit-Related Fees Tax Fees	1 2 3	$1,120,000 180,000 870,000	$1,156,000 25,000 945,000
Total		$2,170,000	$2,126,000

1. Audit Fees—audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements

2. Audit-Related Fees—assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”

3. Tax Fees—professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice and due diligence relating to potential business acquisitions

NOMINEES FOR ELECTION TO BOARD OF DIRECTORS

Our management believes that each of the listed nominees will be able to serve as a director. If for any reason before the meeting, a nominee is unable to serve as a director, the persons named in the form of proxy have the discretion to vote for another nominee at the meeting. Each elected director will hold office until the next annual general meeting or until a successor is duly elected or appointed.

The number of common shares and deferred share units held by each of the directors as described below is as of March 15, 2010. The value of the common shares and deferred share units described for each of the directors is calculated based upon the closing price of our common shares on March 15, 2010.

Anthony (Tony) P. Franceschini
Age: 59
Edmonton, Alberta
Canada
Director since 1994
Not Independent

Anthony P. Franceschini was employed by Stantec between January 1978 and May 2009. He has provided consulting services, management, and leadership, serving as president and chief executive officer from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994. Mr. Franceschini is also a director of three public companies, one private company, and the not-for-profit Alberta Health Services Board.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	5 of 5	100%

Other Board Memberships	Other Board Committee Memberships
Esterline Technologies Corporation (NYSE-ESL)	Executive; Audit; Comp Committee
ZCL Composites Inc. (TSX-ZCL)	Compensation; Nominating
Aecon Group Inc. (TSX-ARE)	Audit
CCI Thermal Technologies Inc.	-

Securities Held

Common Shares	Value	DSUs	Value	Minimum Equity Requirements	Meeting Requirements?
185,342	$5,013,501	3,200	$86,560	$200,000	Yes

Susan E. Hartman
Age: 59
Rochester, New York
United States
Director since 2004
Independent

Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues to serve as president and owner of The Hartman Group, leading the company's consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	5 of 5	100%
Corporate Governance & Compensation	4 of 4	100%
Audit	5 of 5	100%

Other Board Memberships	Other Board Committee Memberships
Electri-Cord Manufacturing Co.	-
Pierce Industries	-

Securities Held

Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
4,650	$125,783	17,600	$476,080	$200,000	Yes

Aram H. Keith
Age: 65
Irvine, California
United States
Director since 2005
Independent

Aram H. Keith cofounded The Keith Companies, Inc. in March 1983 and served as its chief executive officer and chair of the board of directors until its acquisition by Stantec in 2005. During that time, the firm grew to have 17 offices and over 850 employees. Under his leadership, The Keith Companies won many major awards for its outstanding projects. Mr. Keith has been a licensed civil engineer since 1972. He received a bachelor of science in civil engineering from California State University at Fresno. Mr. Keith was named an Entrepreneur of the Year by Ernst & Young, and his firm was named one of the Top 10 Large Firms to Work For by *Civil Engineering News* in 2005. Mr. Keith is now retired, serves on several nonprofit boards, and is very active in various philanthropic endeavors.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	5 of 5	100%
Corporate Governance & Compensation	3 of 4	100%[1]

Other Board Memberships	Other Board Committee Memberships
-	-

Securities Held

Common Shares	Value	DSUs	Value	Minimum Equity Requirement	Meeting Requirements?
153,162	$4,143,032	7,200	$194,760	$200,000	Yes

1 Mr. Keith was appointed to the committee on May 14, 2009. Subsequent to his appointment, he attended all committee meetings.

David L. Emerson, PC
Age: 64
Vancouver, British Columbia
Canada
Director since 2009
Independent

David L. Emerson, PC holds a doctorate in economics from Queens University. Mr. Emerson began his career as a member of the public service in 1972, serving as an economist with the Economic Council of Canada. He joined the public service of British Columbia in 1975, where he served in various roles between 1975 and 1990, including deputy minister of Finance, secretary to the Treasury Board, deputy minister to the premier, and secretary to Cabinet. Between 2004 and late 2008, he was a federal member of Parliament. He served as Canada's minister of Industry from 2004 to 2006, minister of International Trade with responsibility for the 2010 Winter Olympics and the Asia Pacific Gateway Initiative from 2006 to 2008, and minister of Foreign Affairs from May 2008 to October 2008. In the private sector, he was chief executive officer of Western and Pacific Bank of Canada from 1986 to 1988 and, following a merger, chair and chief executive officer of Canadian Western Bank (1988–1990). He served as president and chief executive officer of the Vancouver International Airport Authority from 1992 to 1997 and president and chief executive officer of Canfor Corporation from 1998 to 2004. Prior to November 30, 2009, Mr. Emerson was senior advisor with the law firm of Farris, Vaughan LLP. His current occupation is that of a corporate director and policy advisor.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	2 of 5	50%[1]
Audit Committee	3 of 5	**100%**[2]

Other Board Memberships	Other Board Committee Memberships
Finning International (TSX-FTT)	Audit Committee; Pension Committee;
Timberwest Forest Corporation (TSX-TWF)	Corporate Governance Committee, Chair; Compensation Committee, Chair
Conair Aviation Ltd.	-
D-Wave Systems Incorporated	-

Securities Held

Common Shares	Value	DSUs	Value	Minimum Equity Requirement[2]	Meeting Requirements?[3]
1,000	$27,050	3,200	$86,560	$200,000	Yes

1 Effective May 14, 2009, David Emerson was elected to Stantec's board of directors. Subsequent to his election, Mr. Emerson attended two of four board meetings.
2 Effective May 14, 2009, Mr. Emerson was appointed to the Audit Committee. Subsequent to his appointment, Mr. Emerson attended all Audit Committee meetings.
3 Mr. Emerson has five years from the date of his appointment to the board of directors in which to satisfy the $200,000 minimum equity requirement.

Paul Cellucci
Age: 61
Hudson, Massachusetts
United States
Director since 2009
Independent

Paul Cellucci joined the Stantec board in 2009. Mr. Cellucci currently holds the position of special counsel to McCarter & English LLP, a law firm. He graduated from Boston College School of Management in 1970 and from Boston College Law School in 1973. Mr. Cellucci completed 35 years of public service in 2005 when he returned to the United States after having served 4 years as US ambassador to Canada. He also served as the governor of Massachusetts from 1997 to 2001.

Board/Committee Membership	Attendance	Attendance Total
Board of Directors	1 of 5	100%[1]

Other Board Memberships	Other Board Committee Memberships
Calian Technologies Ltd.	Audit Committee
Fidelisoft Inc.	

Securities Held

Common Shares	Value	DSUs	Value	Minimum Equity Requirement[2]	Meeting Requirements?[2]
0	$0	2,400	$64,920	$200,000	Yes

1 Effective September 4, 2009, Paul Cellucci was appointed to our board of directors. Subsequent to his appointment, Mr. Cellucci attended all remaining board meetings.
2 Mr. Cellucci has five years from the date of his appointment to the board of directors in which to satisfy the $200,000 minimum equity requirement.

None of our board members has interlocking memberships on other company boards.

BOARD OF DIRECTORS—COMMITTEE REPORTS

Report of the Audit Committee

The committee members are Ivor Ruste, Chair; Susan Hartman; and David Emerson.

The mandate of the Audit Committee is to oversee the quality, integrity, and timeliness of Stantec’s financial reporting; internal controls, including internal control over financial reporting and disclosure controls and procedures; risk management systems; internal audit function; and compliance with legal and regulatory requirements. The committee also reviews and assesses the qualifications, independence, and performance of the external auditors.

The board has determined that each member of the Audit Committee is “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws and exchange rules and that each of Ivor Ruste and David Emerson is an “Audit Committee Financial Expert” as such term is defined under the SEC rules.

Effective May 14, 2009, Robert Mesel retired from the board and the Audit Committee, and David Emerson joined the Audit Committee.

The Audit Committee met five times in 2009 and, in accordance with its charter and internal workplan, accomplished the following key items:

Financial Reporting

Ö
Reviewed and recommended for approval by the board the consolidated financial statements, management’s discussion and analysis, and financial press releases on an annual and quarterly basis and the annual information form on an annual basis

Ö
Reviewed with management and the shareholders’ auditors the appropriateness of Stantec’s accounting and financial reporting, the impact of adopting new accounting standards, the accounting treatment of significant risks and uncertainties, the key estimates and judgments of management that were material to Stantec’s financial reporting, and the disclosure of critical accounting policies

Ö	Reviewed with management emerging best practices related to financial reporting
Ö
Received regular updates on the anticipated implementation of International Financial Reporting Standards (IFRS) and the implications of IFRS on Stantec’s financial reporting, financial systems and statements.  These updates included highlights of the implementation schedule, potential transitional issues and risks, and policy recommendations. In addition, the committee members, along with the entire board, participated in an IFRS information and status session presented by management.

Internal Control over Financial Reporting and Disclosure Controls and Procedures and Internal Audit

Ö
Reviewed management’s assessment of the effectiveness of internal control over financial reporting required under the Sarbanes-Oxley Act of 2002 (SOX) Section 404. The president and chief executive officer and the chief financial officer continue to certify Stantec’s annual and interim filings, which include the consolidated financial statements, management’s discussion and analysis, and annual information form, as required under requirements adopted by the Canadian Securities Administrators (CSA) and as required by SOX

Ö	Reviewed management’s evaluation of the effectiveness of Stantec’s disclosure controls and procedures required under SOX Section 302 and under requirements adopted by the CSA
Ö	Examined the reports of the internal auditor concerning the effectiveness of internal control
Ö	Met with the internal auditor without management present at each of the four regularly scheduled audit committee meetings
Ö	Received the general counsel’s quarterly reports on legal matters that present material risks and quarterly reports on compliance with applicable laws and regulations
Ö	Reviewed correspondence from regulators and Stantec’s responses thereto

External Auditors–Tthe “Shareholders’ Auditors”

Ö
Reviewed and discussed the quarterly and annual financial statements reports from the shareholders’ auditors as well as reports outlining all relationships between the shareholders’ auditors and Stantec to confirm the independence of the shareholders’ auditors

Ö	Approved all audit and nonaudit services provided by the shareholders’ auditors
Ö	Met with the shareholders’ auditors without management present at each of the four regularly scheduled audit committee meetings

Risk Oversight

Ö
Focused on reviewing the risks Stantec faced in 2009 in the context of changing economic and risk environments. The committee reviewed presentations from management on the key principal risks as well as those that highlighted the potential and realized impact of the deterioration in economic and financial markets on Stantec’s business, liquidity, and counterparty exposures

Ö
In conjunction with the board strategy session, reviewed significant credit and market risk exposures, industry sector analyses, and the strategies of Stantec’s major business units, including related risk methodologies

Ö
Considered risk issues in the broad context of Stantec’s enterprise-wide strategic management framework and the risk-adjusted return on capital of significant new businesses and line-of-business initiatives

Ö
Reviewed, amended, and approved corporate policies that address risk management by means of controls, including controls on the authorities and limits delegated to the president and chief executive officer

Ö	Completed reviews of management’s risk assessments required for all the major acquisitions approved by the board during the year

Other Matters

Ö	Reviewed and approved amendments to the Committee Terms of Reference and corporate policies relating to auditor Independence
Ö
Reviewed whistleblower procedures, which allow officers and employees to report potential violations of Stantec’s Code of Conduct or concerns relating to accounting, internal accounting controls, or auditing matters on a confidential and anonymous basis

Ö	Reviewed reports relating to employee conduct procedures, including conflict of interest, personal trading in securities, and results of the annual acknowledgement process

Additional information regarding the Audit Committee and its members and the text of the Audit Committee Terms of Reference may be found in our Annual Information Form dated February 25, 2010, filed on SEDAR at www.sedar.com and on our website at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

Report of the Corporate Governance and Compensation Committee

The committee members are Robert Bradshaw, Chair; Susan Hartman; and Aram Keith.

The mandate of the Corporate Governance and Compensation Committee is to

1.
Ensure that an appropriate and effective corporate governance system is in place for the board's overall stewardship responsibility and the discharge of its obligations to the stakeholders of the Company

2.	Propose new nominees to the board and assess the performance of the board, the committees of the board, and the individual directors

3.
Review the compensation levels of the members of the senior management team, evaluate the performance and compensation of the chief executive officer, and consider succession planning for the chief executive officer position and such other senior management positions as the committee wishes to include

Each member of the Corporate Governance and Compensation Committee has been determined by the board to be “independent” as such terms are defined under applicable Canadian and US securities laws.

The Corporate Governance and Compensation Committee met four times in 2009 and, in accordance with its Terms of Reference and internal workplan, accomplished the following key items:

Corporate Governance Process Review

Ö	Reviewed corporate policies and procedures for each of the following key governance areas:
o	Corporate strategy and strategic planning
o	Annual budgeting

o	Identification of principal business risks and systems for managing such risks
o	Chief executive officer and senior management succession planning
o	Corporate communications
o	Corporate internal controls and management information systems
Ö	Reviewed all board policies and reported thereon to the board of directors
Ö	Reviewed the duties and responsibilities of the board and its committees, along with the position descriptions for the chair of the board, the chief executive officer, and the chair of each committee
Ö	Ensured that each committee reviewed its terms of reference and updated these terms as required
Ö	Received regular updates from management and corporate counsel on current corporate governance issues
Ö	Reviewed compliance with senior executive and chief executive officer share ownership guidelines

Board of Directors Governance

Ö	Determined the criteria, profile, and qualifications for new nominees to fill vacancies on the board
Ö	Conducted the recruitment, interview, and nomination process for two new members of the board
Ö	Ensured that an appropriate orientation package and program were made available to two new directors
Ö	Ensured that an appropriate continuing education program was in place for current directors
Ö	Considered and determined the succession planning process for the chair of the board of directors
Ö	Conducted the annual board of directors assessment and individual director assessments
Ö	Prepared a board of directors workplan and reference manual
Ö	Set the number of directors and the membership of committees for the year for recommendation to the board of directors
Ö	Reviewed director compliance with share ownership guidelines

Compensation Matters

Ö	Reviewed the adequacy and form of compensation of directors and made recommendations thereon to the board of directors
Ö	Reviewed the compensation policy for outside directors and confirmed the deferred share units to be issued
Ö	Reviewed both the incoming and outgoing chief executive officers’ compensation package and recommended for approval to the board of directors
Ö	Reviewed the Company’s executive compensation package and its related policies
Ö	Reviewed the chief executive officer’s recommendations for 2009 compensation for the Company’s senior management team
Ö	Oversaw the administration of the Stantec employee share option plan

Performance Review and Succession Planning

Ö	Developed annual performance objectives for the chief executive officer
Ö	Reviewed the performance of the chief executive officer with the board of directors
Ö	Reviewed the chief executive officer succession planning measures
Ö	Reviewed the chief executive officer’s succession plans for the senior management team

Additional information regarding the Corporate Governance and Compensation Committee and its members and the text of the Corporate Governance and Compensation Committee Terms of Reference may be found on our website at www.stantec.com. You may also contact Stantec for a copy of the Terms of Reference free of charge.

2009 DIRECTOR COMPENSATION

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for reviewing the adequacy and form of compensation of the directors and the chair of the board to ensure the compensation is competitive and realistically reflects the responsibilities and risks involved in being an effective director. Effective in fiscal 2004, the practice of granting options to directors under our employee share option plan was discontinued.

Director compensation comprises two main elements: (1) chair retainers and board member fees and (2) deferred share units. We believe this combination of elements strikes the correct balance between a fixed, short-term incentive that compensates our board members for their time, with an added long-term incentive that increases the alignment of our directors’ interests with those of our shareholders. We also compensate our directors for reasonable out of pocket expenses and travel fees.

Retainers and Fees

Below is a breakdown of the various retainers paid to our directors:

	Board Retainer	Chair Retainer	Committee Retainer	Board Attendance Fees	Committee Attendance Fees	Other Fees	Total
Ronald Triffo	-	$75,0001	-	$9,000	$10,800	-	$94,800
Robert J. Bradshaw	-	$6,000	-	$9,000	$7,200		$22,200
Paul Cellucci	-	-	-	$1,800		-	$1,800
David L. Emerson	-	-	-	$3,600	$5,400	-	$9,000
Anthony P. Franceschini	-	-	-	$5,4002	-	-	$5,400
Robert J. Gomes	-	-	-	-	-	-	-
Susan E. Hartman	-	-	-	$9,000	$16,200	-	$25,200
Aram H. Keith	-	-	-	$9,000	$5,400	-	$14,400
Robert R. Mesel	-	-	-	$3,6003	$3,600	-	$7,200
Ivor M. Ruste	-	$12,000	-	$9,000	$9,000	-	$30,000

1
Mr. Triffo, the chair of the board of directors, receives a retainer in the amount of $75,000 per year as a director fee retainer pursuant to an agreement with Stantec. This agreement with Mr. Triffo will end when he ceases to be chair of the board of directors.

2
Mr. Franceschini started receiving board attendance fees for his service as a director after he retired from his position of president and chief executive officer. Therefore, while he attended 100 percent of the meetings, he received fees for only three board meetings since during that period he served solely in the capacity of director.

3	Mr. Mesel retired from the board of directors at the May 14, 2009, annual general meeting.

Description of Fee	Amount
Annual retainer	None
Board meeting fee	$1,800 per meeting
Committee fee	$1,800 per meeting
Chair retainers: Chair of the board Audit chair Corporate Governance and Compensation chair	$75,000 per year $3,000 per quarter $1,500 per quarter

Deferred Share Units

The director compensation program includes deferred share units, each of which has the same value as one of our common shares. However, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. The total compensation for 2009 under nonequity incentive plan compensation referred to below includes the values of the directors’ deferred share units granted within the 2009 calendar year valued as of the grant date. Deferred share units cannot be exercised until the death or retirement of a director, upon which the value of a director’s deferred share units are paid in cash. Each deferred share unit will be valued as the weighted average of the closing market price of our common shares for the last 10 trading days of the month of the death or retirement of the director. Deferred share units are granted on the first day of the subsequent quarter of the previous period, and once granted, the number of deferred share units will not be adjusted even if the director dies or retires in the quarter to which a grant of deferred share units relates. The number of deferred share units held by directors and the number of deferred share units to which directors are entitled will be appropriately adjusted for any change in our outstanding common shares that occurs by reason of any stock split, consolidation, or other corporate change.

Total Directors’ Compensation

The complete directors’ compensation package for the financial year ended December 31, 2009, is as follows:

Compensation for 20091

	Fees Earned	Share- Based Awards (DSU)	Option- Based Awards	Nonequity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Ronald Triffo	$94,800	$86,392	-	-	$7792	$4,6233	$186,594
Robert J. Bradshaw	$22,200	$86,392	-	-	-	-	$108,592
Paul Cellucci	$1,800	$43,800	-	-	-	-	$45,600
David L. Emerson	$9,000	$64,752	-	-	-	-	$73,752
Susan E. Hartman	$25,200	$86,392	-	-	-	-	$111,592
Aram H. Keith	$14,400	$86,392	-	-	-		$100,792
Robert R. Mesel	$7,200	$57,6084	-	-	-	-	$64,808
Ivor M. Ruste	$30,000	$86,392	-	-	-	-	$116,392

1
Mr. Gomes does not receive any fees or deferred share units for attending board meetings. Since both Mr. Gomes and Mr. Franceschini served as named executive officers, their entire executive compensation is fully disclosed under our executive compensation overview

2	Represents payments to Mr. Triffo’s registered retirement savings/employee share purchase plan
3	Mr. Triffo’s employer-paid benefits
4	Represents the value of the deferred share units at payout for service rendered by Mr. Mesel through to his retirement date

Director Equity Ownership

We encourage our directors to have an equity position in Stantec. Under the board’s director ownership guideline adopted at the November 2, 2007, board of directors’ meeting, a director is required to own $200,000 in equity either in the form of deferred share units or common shares or some combination of both within five years of becoming a director. Each of our current directors either owns $200,000 in equity or is within the prescribed time table to obtain such ownership.

Age and Term Limits

The board of directors does not believe it should establish term limits. Although term limits could help ensure that there are fresh ideas and viewpoints available to the board of directors, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight into our operations and, therefore, provide an increasing contribution to the board of directors as a whole.

As an alternative to term limits, the Corporate Governance and Compensation Committee, in consultation with the chair of the board and the chief executive officer of the Company, will review each director's continuation on the board once a year. This will also allow each director the opportunity to confirm his/her desire to continue as a member of the board.

Although the board has not adopted a formal policy regarding the retirement age of directors, it believes that once a director reaches the age of 72 his or her continued service on the board should be reviewed by both the Corporate Governance and Compensation Committee and the board of directors.

Upon retirement or resignation from the board of directors, a director is not entitled to, nor receives, any form of retirement compensation. The only payment received by a director upon retirement or resignation is the earned value of his or her deferred share units.

EXECUTIVE COMPENSATION OVERVIEW

The following is the Corporate Governance and Compensation Committee’s report on executive compensation.

Compensation Discussion and Analysis

This compensation discussion and analysis describes the elements of compensation earned by each member of Stantec’s senior management team, which is made up of the chief executive officer, chief financial officer, chief operating officer, practice area unit leaders, and regional operating unit leaders. The compensation of Stantec’s named executive officers (as defined below) in 2009 is included in this discussion since all the named executive officers were part of Stantec’s senior management team in 2009.

Objectives and Philosophy

The overall objectives of Stantec’s executive compensation program are to

•	Attract top talent—Our compensation program should attract, retain, and motivate top executives who will contribute to our long-term success.
•	Motivate and reward—Total compensation for an executive should be both competitive and tied to achievement of short- and long-term financial and strategic objectives.
•
Take a One Team approach—Our senior management team is expected to work together to contribute to the success of the Company as a whole. Our compensation program should reward both individual and Company-wide achievement of objectives.

•	Align interests—Our compensation program seeks to align the interests of our senior management team with those of shareholders.

Components of Compensation

Our compensation package for our senior management team, including the named executive officers, consists of three components: base salary, short-term incentives (annual cash bonus) and long-term incentives. At least once a year, the committee reviews the components of our compensation package to ensure that there is a link between compensation and performance, that the desired level of competitiveness of the total compensation package is being achieved, and that the relationships between fixed and variable compensation and short- and long-term incentives are balanced.

Compensation Objectives and Approval Process for Executives Other Than the CEO

Fixed Compensation

Each member of the senior management team receives a fixed base salary, the amount of which is determined by the position’s responsibility, the position’s importance to us, and industry standards. We determine market ranges based on our own knowledge of what our competitors are offering and our expectations regarding the senior management team salaries. We view our excellent retention rates for our senior management team as proof that this approach works. In 2009, we did not use benchmarks or compensation consultants in arriving at these figures.

Base salaries for the senior management team other than the chief executive officer are intended to provide a base level of compensation at the lower end of the range for comparable positions; however, our short-term incentive plan typically results in higher than market bonuses paid to our senior management team. When combined, our salary and bonus amounts result in above average compensation levels relative to our industry peers. Since our total available bonus pool is based on a formula that is tied to the Company’s profitability, we believe that this mix of fixed and at-risk income provides greater incentive to our executives to achieve strong financial results.

The compensation-setting process for the Company’s senior management team for 2009 began in the fall of 2008 with our annual Career Development and Performance Review and budgeting process. Current salaries for each member of the senior management team were reviewed against an internal assessment by management of the market salaries for similar positions and the individual performance of each senior management team member. The chief operating officer was responsible for reviewing and making recommendations with regard to the practice area unit leaders and the regional operating unit leaders to the chief executive officer. The chief executive officer assessed salaries for the chief financial officer and chief operating officer.

The chief executive officer recommended to the committee any salary adjustments for the senior management team.  In 2009, the recommendation was to maintain salaries at current levels in most cases and make minor adjustments for cost of living increases in certain circumstances. It is worth noting that Mr. Lefaivre’s compensation is an exception in this regard since he was promoted from the position of vice president to the position of chief financial officer at the beginning of 2009. The committee believes that Mr. Lefaivre’s compensation is commensurate with his new role and responsibilities. The committee reviewed these recommendations in light of Stantec’s overall compensation objectives, its financial performance, and the budget for 2009 and approved the recommendations.

Short-Term Incentive Compensation

Our annual bonus program provides an opportunity to award competitive bonus compensation that is tied to the individual’s and the Company’s performance. Individual bonus amounts for executives, other than the chief executive officer, are discretionary and determined by the chief executive officer. However, the total bonus pool available to pay to all employees (including the senior management team) is calculated based on a formula approved by the board of directors. The formula is a percentage of Stantec’s annual net income before deductions for the chief executive officer’s bonus, employee performance bonuses, executive bonuses, and taxes calculated without regard for any applicable goodwill impairments but, for greater certainty, after accounting for any impairment of other amortizable intangibles (net income). The net income definition used in this Compensation Discussion and Analysis is a non-GAAP measure, is not specifically defined in the CICA Handbook, and is not the same as the “net income” standardized meaning prescribed by Canadian GAAP and presented in our 2009 Management’s Discussion and Analysis. This non-GAAP measure may not be comparable to similar measures presented by other companies. The closest comparable GAAP measure is net income.

The percentage of net income allocated to the bonus pool will be 20 percent if Stantec’s net income as a percentage of net revenue is between 8 and 12 percent. In cases where Stantec’s net income as a percentage of net revenue is less than 8 percent or greater than 12 percent, the bonus pool adjusts to reflect a smaller or larger percentage of net income being available for bonuses. This formula directly aligns the interests of our employees with the interests of Stantec and its shareholders by tying each employee’s available bonus amount to the financial performance of the Company. For 2009, the bonus pool represented 20.4 percent of the net income, or $32,464,916.

As part of the 2009 Career Development and Performance Review process that began in the third quarter of fiscal year 2009 and continues through to the first quarter of 2010, the chief operating officer and chief executive officer consider if each senior management team member has met, failed to meet, or exceeded performance objectives for 2009. Determination of the individual bonus amounts is discretionary, and the chief operating officer, chief executive officer, and committee take into account a number of factors when arriving at the bonus numbers. Stantec takes a “One Team” approach when determining bonus amounts for our senior management team. We balance overall achievement of Company-wide profitability with the results of any individual business unit. We believe that this contributes to a sense of shared responsibility among our executives to achieve outstanding business results and to support all aspects of meeting our clients’ needs while still rewarding the individual for exemplary performance. As a result, there are some variations in the bonus levels of each member of our senior management team reflective of individual achievements in a year.

Once the total available bonus pool was determined, the chief operating officer recommended individual bonus amounts for each of the regional operating unit leaders and practice area unit leaders to the chief executive officer.  The chief executive officer determined a recommended bonus amount for the chief financial officer and then provided his recommendations for all executive bonuses to the committee in the first quarter of 2010. In a year when the Company recognizes a goodwill impairment, the committee must also approve senior management team bonus amounts. The committee accepted the recommendations of the chief executive officer, subject to the following provision. “In 2009, we recorded a goodwill impairment charge of $35.0 million, which, as stated above, does not impact the calculation of net income for the purposes of the bonus pool. The committee and the board determined that this impairment should impact the annual bonuses of the senior management team. As a result, each executive is required to purchase an amount of shares in the Company equal to 10 percent of the executive’s base salary following payment of the annual bonus. The executives have six weeks from the date they receive their bonuses to make this purchase on the open market. Furthermore, each executive’s personal share ownership requirement has increased from 1 time base salary to 1.1 times base salary for the duration of that executive’s employment as a member of the senior management team. The overall senior executive share ownership guidelines described below were not changed; rather, this increased ownership requirement only affects the individuals who made up the senior management team in 2009. These measures were taken to further align the interests of our senior management team with those of our shareholders.”

At the end of 2009, Mark Jackson retired as our chief operating officer. His retirement date was fixed in early May of 2009, and at that time, he entered into an agreement to continue to provide services to Stantec on an hourly basis following his retirement. Mr. Franceschini determined that Mr. Jackson’s annual bonus for 2009 should be set at that time, and Mr. Jackson was granted a fixed annual bonus of $650,000 to be paid in the ordinary course with other 2009 bonuses in an amendment to his employment agreement.

Long-Term Incentive Compensation

We also have an employee share option plan to provide long-term incentive to key employees, including members of the senior management team. The employee share option plan is intended to

1.	Align the interests of employees and shareholders
2.	Contribute to the growth of shareholder value
3.	Constantly improve operating results
4.	Retain key employees
5.	Encourage key employees to become our shareholders

Senior management team members are granted options to purchase shares on the recommendation of the chief executive officer to the committee and the approval of the board of directors. Previous grants of options are a factor taken into account when issuing new options. The decision to award share options in a given year to senior management team members other than the chief executive officer is discretionary. Management and the board of directors agreed that the Company should not issue options to employees in 2009. Although we continue to believe that our option program is a worthwhile component of our compensation package, we are also aware of the impact that issuing options has on our earnings per share. Historically, we have issued options in August of each year, and in light of our year-to-date performance at that time, we determined that it was in the best interests of our shareholders not to issue options. We are reviewing this component of our compensation package in 2010.

All executives are eligible to participate in the Stantec retirement plans offered to Stantec employees. For Canadian employees, Stantec offers three retirement plans: a Group Registered Retirement Savings Plan (RRSP), a Registered Employee Stock Purchase Plan (ESPP), and a Non-Registered Employee Stock Purchase Plan. Under the Group RRSP Plan, Stantec matches an employee's contributions at 100 percent of the first 3 percent of the employee's base salary. The Group RRSP contributions are invested in the employee's choice of 13 different investment funds. Under the Registered and Non-Registered ESPP Plans, employee contributions are used to purchase Stantec shares. Stantec will match employee contributions at 50 percent of the first 4 percent of the employee's base salary to a maximum of 2 percent of the employee's base salary. Stantec's maximum contribution of 2 percent is applied to both the Registered and Non-Registered ESPP Plans for a total matching potential of 2 percent of the employee's base salary.

Stantec’s US employees are eligible to participate in the Stantec Consulting 401(k) Plan. Stantec matches employee contributions to 100 percent on the first 3 percent of the employee's base salary and to 50 percent on the next 2 percent of base salary. US employees can also participate in the ESPP. Stantec matches employee contributions to the ESPP at 1percent of base salary if the employee contributes 2 percent or more and 0.5 percent of base salary if the employee contributes 1percent.

Compensation for the Chief Executive Officer

The committee is responsible for preparing the compensation package for the chief executive officer for recommendation to the board of directors. In 2009, Stantec underwent a chief executive officer transition. Mr. Franceschini retired as chief executive officer on May 14, 2009, and was replaced by Mr. Gomes.

In order to accommodate the chief executive officer transition, Mr. Franceschini entered into a term employment agreement commencing on January 1, 2009, and ending on May 14, 2009. Under that agreement, Mr. Franceschini was paid a fixed salary and a bonus equal to 1.5 percent of the net income per the Consolidated Statement of Income of Stantec before employment performance bonuses, executive bonuses, and taxes for the quarter ended March 31, 2009.

Mr. Gomes entered into an employment agreement on May 14, 2009, that governed his employment as chief executive officer following Mr. Franceschini’s retirement. His employment agreement provided for a fixed base salary, and a bonus equal to 1 percent of the net income of Stantec before employment performance bonuses, executive bonuses, and taxes for the second, third, and fourth fiscal quarters of Stantec. This bonus replaced any other bonus entitlement he may have had as a result of his serving as a senior vice president of Stantec prior to his becoming chief executive officer. The bonus formula is a transparent and objective measure that directly ties the chief executive officer’s interests to the financial performance of Stantec.

Mr. Gomes is also awarded a quarterly allotment of deferred share units equal to one quarter of his base salary. Each deferred share unit has the same value as one of our common shares. However, deferred share units carry no voting rights, cannot be transferred, and carry no right to be exchanged into our common shares. Deferred share units cannot be exercised until his death, retirement, or termination from Stantec, upon which the value of his earned deferred share units will be paid in cash. The issuance of deferred share units further aligns the chief executive officer’s interests with those of our shareholders, since he has a vested interest in the long-term growth of our share value. We believe that this mix of fixed and at-risk compensation provides our chief executive officer with a competitive overall compensation package that motivates him to achieve both short-term financial performance and long-term strategic objectives.

As a result of the goodwill impairment charge Stantec recognized in 2009, in 2010 Mr. Gomes will also be required to purchase an amount of shares in the Company equal to 10 percent of his base salary following payment of his 2009 annual bonus. He will have six weeks from the date he receives his bonus to make this purchase on the open market.  Therefore, Mr. Gomes’s personal share ownership requirement has increased from 3 times base salary to 3.1 times base salary for the duration of his employment as chief executive officer. The share ownership guidelines remain unchanged, and a new chief executive officer would be held to the 3 times base salary requirement.

Share Ownership Requirements

We believe that equity ownership plays a key role in aligning the interests of our executives and our shareholders. As a result, the board of directors adopted share ownership guidelines for certain executive officers, including our named executive officers.

The target ownership levels are expressed as the market value of share holdings as a multiple of the executive’s base salary (as adjusted from time to time).

Position	Target Ownership Level
Chief Executive Officer	3 x base salary
Chief Financial Officer	1 x base salary
Chief Operating Officer	1 x base salary
Regional Operating Unit Leaders	1 x base salary
Practice Area Unit Leaders	1 x base salary

The chief executive officer has five years from the date of his appointment or the implementation of the Share Ownership Guidelines to comply. Currently, Mr. Gomes exceeds this requirement and is compliant with these guidelines. Each of the other aforementioned senior management team members is given three years from the implementation of the Share Ownership Guidelines, or three years following appointment, to comply. Each member of the senior management team is expected to have at least one-third of his ownership requirements met by the end of year one, two-thirds by the end of year two, and the remaining one-third by the end of year three. Compliance with the guidelines is assessed on a periodic basis throughout the year.

Stock options are not counted toward the ownership guidelines. The chief executive officer may hold up to one-third of his ownership requirement in deferred share units. He and the committee shall review the guidelines on an annual basis and during times of organizational structure changes to ensure that they are accomplishing the goal of aligning the interests of key executives with the interests of shareholders.

PERFORMANCE GRAPH

The following graph compares the total shareholder return for $100 invested in our common shares on December 31, 2004, against the total return of the S&P/TSX Composite Index and against total named executive officer compensation over the same period.

Over the past five years, Stantec's total shareholder return has consistently outperformed the total return of the S&P/TSX Composite Index over the same period. The graph shows positive returns from 2004 to 2007 and a decline in 2008 for both Stantec and the S&P/TSX Composite Index.

The Stantec executive compensation line reflects the trend in total compensation of the named executive officers each year assuming a base year of $100. Overall, Stantec's executive compensation has historically tracked the trend of performance of Stantec’s stock over the same period. Generally, the growth in Stantec’s executive compensation has been moderate in comparison to the performance of its stock. 2008 served as an anomalous year in that the performance of the stock and executive compensation did not track. However, in 2009, the compensation strategy realigned with performance of the stock. Our executive compensation is made up of three elements: base salary (fixed), short-term incentive, and long-term incentive compensation. Our compensation philosophy is to have modest base salaries, so these did not change or were up moderately in 2009. Stantec's short-term incentive amount, or bonus pool, is determined as a percentage of its net income (excluding extraordinary charges such as goodwill impairment). On this basis, net income increased from 2008 and, therefore, the available bonus pool also increased for this component of compensation. Long-term incentive compensation aligns executives’ interests with those of our shareholders principally through share options. The decision not to issue options in 2009 contributed to the stabilization of total compensation.

The compensation discussion and analysis has been approved by the Corporate Governance and Compensation Committee.

Summary Compensation Table for Named Executive Officers

The following table summarizes the compensation for our chief executive officer and chief financial officer and the next three most highly compensated executive officers, collectively, our named executive officers.

Name and Principal Position	Year	Salary	Long-Term Compensation		Nonequity Incentive Plan Compensation		Pension Value3	All Other Compensation	Total
			Share- Based Awards (DSU’s)	Option- Based Awards1	Annual Incentive Plan (Bonus)	Long- Term Incentive Plans2
R.J. GOMES President & CEO (May 15, 2009–current)	2009 2008 2007	$346,737 $298,085 $249,048	$239,8974 - -	- $73,654 $106,450	$1,225,437 $425,000 $375,000	- - -	$17,337 $14,904 $12,452	- $1,8005 -	$1,829,408 $813,443 $742,950
A.P. FRANCESCHINI President & CEO (Jan 1, 2009–May 14, 2009)	2009 2008 2007	$148,1906 $375,005 $375,005	$65,4887 - -	- - -	$548,809 $2,218,133 $1,896,522	- - -	$2,856 $7,500 $7,500	$101,2938 $2,7005 -	$866,636 $2,603,338 $2,279,027
D.J. LEFAIVRE Senior Vice President & CFO	2009 2008 2007	$274,432 $224,529 $211,542	- - -	- $49,103 $53,225	$300,000 $150,000 $110,000	- - -	$13,751 $11,226 $10,577	- - -	$588,183 $434,858 $385,344
M.E. JACKSON Senior Vice President & COO (Jan 1, 2009–Dec 31, 2009)	2009 2008 2007	$325,007 $323,084 $270,201	- - -	- - -	$650,000 $585,000 $475,000	- - -	$16,251 $16,158 $13,510	$2,7005 $4,1639 $6,0789	$993,958 $928,405 $764,789
R.K. ALLEN10 Senior Vice President (Current COO)	2009 2008 2007	$428,254 $399,753 $403,127	- - -	- $73,654 $106,450	$513,900 $266,500 $215,000	$38,701 $108,377 $109,292	$19,655 $16,496 $11,122	- - -	$1,000,510 $864,781 $844,991
J. KISHEL10 Senior Vice President	2009 2008 2007	$342,599 $317,994 $266,739	- - -	- $73,654 $106,450	$485,350 $453,050 $403,125	- - -	$19,695 $16,523 $12,067	$9,2059 - -	$856,848 $861,221 $788,381

1
Options for common shares of Stantec. See below for further information regarding option grants and exercises. No options were granted to any employees of Stantec during the 2009 calendar year. The column reflects the fair value at the grant date of the options; in prior years, the column reflected the fair value of the options as at the end of the calendar year.

2
Refers to a retention bonus agreement entered into on April 15, 2006, in connection with the acquisition of Dufresne-Henry Inc. (DH). In connection with the acquisition of DH, Mr. Allen accepted the position of senior vice president, US East regional operating unit leader. In connection with that offer, Mr. Allen received a three-year retention bonus, which applied to the period of May 1, 2006–May 1, 2009.

3	Represents payments to the executive officer’s registered retirement savings/employee share purchase plan.

4
Mr. Gomes was awarded deferred share units as prescribed under his employment agreement with the Company for his role as president and chief executive officer. Further details regarding Mr. Gomes’s employment contract are found on page 25 of this circular.

5	Represents a payment to the executive officer for a service award

6
Represents a payment of base salary to Mr. Franceschini for the period January 1, 2009–May 14, 2009, ($142,790) and a payment of $5,400 representing meeting fees earned as a director of the Company for the period May 15, 2009–December 31, 2009. Mr. Franceschini only received remuneration for his service on the board of directors after he retired from his position of president and chief executive officer of the Company.

7	Represents the grant date fair value of deferred share units awarded to Mr. Franceschini for his service as a director of Stantec for the period May 15, 2009, through to December 31, 2009.

8
Represents a payout to Mr. Franceschini of vacation time that Mr. Franceschini had accrued but not taken during his time at Stantec ($84,613) and a retirement gift provided by the board of directors to Mr. Franceschini for his service as president and chief executive officer of the Company ($16,680).

9	Represents a payout to the executive officer of vacation time that the officer had accrued but not taken during his time at Stantec

10
Mr. Allen and Mr. Kishel receive their base salary, bonus, long-term incentive plans, pension plan, and other compensation in US dollars. Since Stantec’s financial statements are reported in Canadian dollars, an average annual currency exchange rate was applied for the purposes of this disclosure. In 2009, it was $1.142; in 2008, it was $1.066; and in 2007, it was $1.075.

Outstanding Option-Based and Share-Based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In- the-Money Options1	Number of Shares or Units of Shares That Have Not Been Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)
R.J. Gomes	15,000 8,000 10,000 7,500	$10.50 $12.25 $20.37 $29.40	December 19, 2010 December 14, 2011 August 18, 2013 August 18, 2015	$551,500	n/a2	n/a2
A.P. Franceschini	16,000 60,000 60,000 60,000	$9.42 $10.80 $12.17 $13.55	January 3, 2011 January 3, 2012 January 3, 2013 January 3, 2013	$3,860,130	n/a3	n/a3
D.J. Lefaivre	4,000 6,000 5,000 5,000	$10.50 $12.25 $20.37 $29.40	December 19, 2010 December 14, 2011 August 18, 2013 August 18, 2015	$243,650	-	-
M.E. Jackson	16,000 10,000 10,000	$10.50 $12.25 $20.37	December 19, 2010 December 14, 2011 August 18, 2013	$600,200	-	-
R.K. Allen	10,000 7,500	$20.37 $29.40	August 18, 2013 August 18, 2015	$107,800	-	-
J. Kishel	7,500	$29.40	August 18, 2015	$7,500	-	-

1	The closing price of Stantec shares of $30.40 as of December 31, 2009, was used for the purpose of calculating the aggregate value of the unexercised in-the-money options.
2
Mr. Gomes was awarded deferred share units through his employment contract, the value of which is reflected in the summary compensation table under the column “Long-Term Compensation—Share-Based Awards,” and the entire grant vested in 2009.

3
Mr. Franceschini was awarded deferred share units through his role as a director, the value of which is reflected in the summary compensation table under the column “Long-Term Compensation—Share-Based Awards,” and the entire grant vested in 2009.

Incentive Plan Awards—Value Vested or Earned During the Year

Name	Option-Based Awards—Value Vested During the Year1	Share-Based Awards—Value Vested During the Year	Nonequity Incentive Plan Compensation—Value Earned During the Year
R.J. Gomes	$0	$239,897	$1,225,437
A.P. Franceschini	$0	$65,4882	$548,809
D.J. Lefaivre	$0	n/a	$300,000
M.E. Jackson	$0	n/a	$650,000
R.K. Allen	$0	n/a	$552,601
J. Kishel	$0	n/a	$485,350

1	The market close price on the date on which options vested in 2009 was lower than the exercise price of such options.
2
Pursuant to the deferred share unit policy, Mr. Franceschini cannot exercise his deferred share units until death or retirement, upon which the value of his deferred share units is paid in cash. Each deferred share unit will be valued at the weighted average of the closing market price of our common shares for the last 10 trading days of the month of death or retirement.

Executive Compensation Plan Information

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)	Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	1,752,298	$22.65	1,813,8991

1
This number is equal to the maximum number of Stantec options authorized to be issued under the Stantec share option plan (4,487,026), less  920,829 Stantec options that have been exercised, less the 1,752,298 Stantec options outstanding as at December 31, 2009.

Terms of the Plan

The following description of the Stantec employee share option plan includes references to the board of directors. This reference is inclusive of the Corporate Governance and Compensation Committee, as the board has delegated its authority, as permitted under the plan. Each option granted under the Stantec employee share option plan has a maximum term of 10 years and is exercisable on terms determined by the board of directors, including the vesting and restrictions on sale or other disposition of common shares acquired upon exercise of an option. The board of directors establishes the exercise price for options when issued, which in all cases cannot be less than the closing price of the common shares on the TSX on the trading day immediately preceding the date of the grant.

Any common shares subject to an option that is, for whatever reason, cancelled or terminated without having been exercised is again available for grant under the employee share option plan.

The maximum number of common shares that may be reserved for issuance to insiders under the employee share option plan is 10 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement. In addition, the maximum number of common shares that may be issued to insiders under the plan within a one-year period is 10 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued under the plan or any other share compensation arrangement over the preceding one-year period. The maximum number of common shares that may be issued to any one insider under the employee share option plan within a one-year period is 5 percent of the common shares outstanding at the time of the issuance (on a nondiluted basis), excluding common shares issued to the insider in question under the employee share option plan or any other share compensation arrangement over the preceding one-year period. However, any entitlement to acquire common shares granted pursuant to the plan or any other share compensation arrangement prior to the option holder becoming an insider shall be excluded for the purposes of the limits set out above.

In addition, the maximum number of common shares that may be reserved for issuance to any one person is 5 percent of the common shares outstanding at the time of the grant (on a nondiluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares from treasury granted as compensation or incentive mechanism.

Should the number of issued and outstanding Stantec common shares change due to a stock dividend, split, consolidation, or other corporate change, the board of directors will, with the approval of the relevant stock exchange, make an appropriate adjustment to the terms of previously issued options.

If an option holder ceases to be eligible for the plan for any reason other than death, each option held by that person ceases to be exercisable 30 days after that person becomes ineligible and any option or portion of an option not vested by the date of becoming ineligible cannot be exercised under any circumstances. These provisions apply whether the person is dismissed with or without cause.

Options are only assignable when an option holder dies and only by will or by the laws of descent and distribution. Following the death of an option holder, his or her legal representative may exercise the options within six months after the date of death but only to the extent that the options were, by their terms, exercisable on the date of death.

Under the employee share option plan, the expiry date of options expiring during a blackout period is automatically extended to 10 business days following the lifting of the blackout. In the event that the term of an option expires within a blackout period or within 3 trading days following the end of a blackout period imposed by us, which does not include a cease trade order imposed by any securities regulatory authority, the option expires on the date that is 10 trading days following the end of the blackout period, and such expiry is not subject to the discretion of the board of directors.

Shareholder approval is required for employee share option plan amendments that concern

a)
Any amendment to the number of common shares issuable under the employee share option plan, including an increase in the fixed maximum number of common shares or a change from a fixed maximum number of common shares to a fixed maximum percentage

b)
A reduction in the exercise price or purchase price of an option (other than for standard antidilution purposes, such as in the case of a share split, a share consolidation, or a stock dividend) held by or benefiting an insider

c)	An increase in the maximum number of common shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time

d)	An extension of the term of an option held by or benefiting an insider

e)	Any change to the definition of “eligible person” in the employee share option plan that would have the potential to broaden or increase insider participation

f)	The addition of any form of financial assistance

g)	Any amendment to a financial assistance provision that is more favorable to participants of the employee share option plan

h)
The addition of a cashless exercise feature, payable in cash or securities, that does not provide for a full deduction of the number of underlying securities from the employee share option plan reserve

i)
The addition of a deferred or restricted share unit or any other provision that results in participants of the employee share option plan receiving securities while no cash consideration is received by Stantec

j)
Any other amendments that may lead to significant or unreasonable dilution in Stantec’s outstanding securities or may provide additional benefits to eligible persons in the employee share option plan, especially insiders, at the expense of Stantec and its existing shareholders

The board of directors may, without shareholder approval but subject to the receipt of any requisite regulatory approval, including approval from the TSX, be able to make all other amendments that are not of the type listed above, including, without limitation, the following:

a)	Amendments of a housekeeping nature

b)	A change to the vesting provisions of an option or the employee share option plan

c)
A change to the termination provisions of an option or the employee share option plan that does not entail an extension beyond the original expiry date, except in the case of an extension due to a trading blackout

d)	The addition of a cashless exercise feature, payable in cash or securities, that provides for a full deduction of the number of underlying securities from the employee share option plan reserve

Employment Contracts

Robert J. Gomes

We have an employment contract with Mr. Gomes. The contract provides Mr. Gomes with a biweekly salary of $14,423.20 effective May 14, 2009. We will pay Mr. Gomes an annual bonus equal to 1 percent of Stantec’s net income (before employee performance bonuses, executive bonuses, and taxes) for each year of employment (the bonus).

For the period of May 14, 2009, to December 31, 2009, we will pay Mr. Gomes a bonus equal to 1 percent of Stantec’s net income (before employee performance bonuses, executive bonuses, and taxes) for the second, third, and fourth fiscal quarters of Stantec. This bonus shall be a replacement for and in lieu of any entitlement Mr. Gomes has to any other bonus for the fiscal year 2009 (the commencement year bonus).

On May 14, 2009, Stantec issued Mr. Gomes an allotment of deferred share units valued at $52,397. The deferred share units shall be held by Mr. Gomes in accordance with our deferred share unit policy as modified from time to time. Mr. Gomes will receive a quarterly allotment of deferred share units valued at $93,750. Such deferred share units shall be issued to Mr. Gomes on the first day of each fiscal quarter of Stantec and their value shall be based on the closing market price of our common shares on the last trading day of the previous fiscal quarter.

If we terminate Mr. Gomes’s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination together with the full-year bonus or commencement year bonus (as applicable) that would otherwise have been payable to him for the year in which the termination occurs, multiplied by a factor of the number of days in the year prior to the date of his termination divided by 365 or (2) the salary actually earned by him to the date of termination together with $1,000,000. Mr. Gomes will also receive the termination payments if, within six months preceding or two years following a change in control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. A change of control, for this purpose, would occur when a person acquires more than 50 percent of our common shares or when the nominees of a person holding at least 30 percent of our common shares are elected as directors and comprise a majority of the board (a change of control). In all other cases, Mr. Gomes may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Gomes $1,572,174.

Mr. Gomes’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following the termination of his employment.

Anthony P. Franceschini

Mr. Franceschini entered into a term employment agreement commencing on January 1, 2009, and ending on May 14, 2009. Under that agreement, he was entitled to a bonus equal to 1.5 percent of Stantec’s net income before employment performance bonuses, executive bonuses, and taxes for the quarter ended March 31, 2009. Mr. Franceschini’s biweekly salary under the arrangement was $14,423.20. The term employment contract did not provide for payments on termination without cause or change of control. Mr. Franceschini’s contract also restricts him from competing with Stantec for a period of two years and from soliciting our employees or clients or performing work for our clients for a period of two years following the termination of his employment. Mr. Franceschini retired as our president and chief executive officer at the May 14, 2009, annual meeting.

Daniel J. Lefaivre

We have an employment contract with Mr. Lefaivre. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Lefaivre’s biweekly salary was set at $10,577.25 effective January 1, 2010.

If we terminate Mr. Lefaivre’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Lefaivre will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Lefaivre may end his employment after giving the Company three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Lefaivre $724,432.

Mr. Lefaivre’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Mark E. Jackson

Mr. Jackson retired from his position as senior vice president and chief operating officer on December 31, 2009; however, as of January 1, 2010, he entered into an agreement with the Company to provide ongoing consulting services. He is an hourly overtime exempt employee with an hourly rate of $175.00. There is no minimum hour requirement, his services will be used on an as-needed basis, and there are no change of control provisions in his contract. Mr. Jackson’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his consulting services.

The following terms in this paragraph were applicable to Mr. Jackson before he retired on December 31, 2009. The contract provided Mr. Jackson with a biweekly salary and a discretionary annual bonus. Mr. Jackson’s biweekly salary was set at $12,500.25 effective January 1, 2009. If we had terminated Mr. Jackson’s employment without cause during 2009, we would have provided to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of $300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Jackson would also have received the termination payments if, within six months preceding or two years following a change of control, (1) his salary was reduced or (2) his bonus was reduced to less than his previous year’s bonus. In all other cases, Mr. Jackson was permitted to end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Jackson $1,210,007.

On May 13, 2009, Mr. Jackson’s employment agreement was amended to provide him with a fixed bonus for 2009 equal to $650,000 in anticipation of his retirement at the end of the year.

Richard K. Allen

We have an employment contract with Mr. Allen. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Allen’s biweekly salary was set at US$14,423.20 effective January 1, 2010.

If we terminate Mr. Allen’s employment without cause, we must provide to him the greater of (1) the salary he actually earned to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of US$300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Allen will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Allen may end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Allen US$925,003.

Mr. Allen’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

Jeffery Kishel

We have an employment contract with Mr. Kishel. The contract provides him with a biweekly salary and a discretionary annual bonus. Mr. Kishel’s biweekly salary was set at US$11,538.40 effective January 1, 2009.

If we terminate Mr. Kishel‘s employment without cause, we must provide to him the greater of (1) the salary actually earned by him to the date of termination, a termination bonus equal to the annual discretionary bonus last paid to him prorated for that portion of the year that has elapsed from the last fiscal year-end to the date of termination of employment, and a termination payment in the sum of US$300,000 or (2) working notice equivalent to one month per year of service to a maximum of 18 months or pay in lieu of such notice (the termination payments). Mr. Kishel will also receive the termination payments if, within six months preceding or two years following a change of control, (1) his salary is reduced or (2) his bonus is reduced to less than his previous year’s bonus. In all other cases, Mr. Kishel may end his employment after giving us three months’ notice.

Assuming that a triggering event took place on the last business day of Stantec’s most recently completed financial year, Stantec would have been required to pay Mr. Kishel US$1,024,999.

Mr. Kishel’s contract also restricts him from soliciting our employees or clients or performing work for our clients for a period of one year following termination of his employment.

ADDITIONAL INFORMATION
CURRENCY

Unless otherwise indicated, the dollar amounts presented in this information circular refer to Canadian dollars.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To our knowledge, none of our directors or executive officers, or any associate or affiliate of any such person, has any material interest, direct or indirect, by way of securities or otherwise, in any matter to be acted upon at the meeting other than the election of directors.

2010 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 15, 2010, to be considered for inclusion in next year’s Management Information Circular for the purposes of Stantec’s 2011 annual shareholder meeting.

CONTINUOUS DISCLOSURE

Additional information relating to Stantec is available on SEDAR at www.sedar.com.

Any person may request and receive the following from our corporate secretary:

a)	One copy of our Annual Information Form and one copy of documentation containing information referenced by the Annual Information Form

b)
One copy of our comparative financial statements for the most recently completed financial year and the accompanying auditor’s report and one copy of any interim financial statements available after the latest annual financial statements

c)	One copy of our most recent Management Information Circular in respect of the most recent annual shareholder meeting that involved the election of directors

Financial information about our financial year ended December 31, 2009, and comparative information for the year ended December 31, 2008, is contained in our financial statements and management’s discussion and analysis, both of which can be found in our 2009 Financial Review.

NORMAL COURSE ISSUER BID

On May 29, 2009, we announced our intention to make a normal course issuer bid starting June 1, 2009, and expiring May 31, 2010. During this period, we may acquire up to 2,273,722 common shares, being approximately 5 percent of the issued and outstanding common shares at the time of the issuer bid’s announcement.

We believe that, at certain times, the market price of our common shares may not adequately reflect the value of our business and our future business prospects. As a result, we believe that our outstanding common shares may, at such times, represent an attractive investment and an appropriate and desirable use of our available funds. We will purchase our common shares for cancellation.

Purchases will be made through the TSX facilities, in accordance with its bylaws, rules, and policies. We will pay the market price for any common shares we acquire.

You may contact us at 200, 10160 – 112 Street, Edmonton AB T5K 2L6 to obtain a copy of the Notice of Intention to Make a Normal Course Issuer Bid that we filed with the TSX.

SCHEDULE “A”

This information is available on our website at www.stantec.com or you may also contact us for a copy of this material free of charge.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We understand the importance of sound corporate governance practices. We aspire to uphold high standards of corporate governance throughout our organization. These high standards reflect not only legal and regulatory requirements of corporate governance but also existing and emerging practices. As a Canadian reporting issuer on the TSX and the NYSE, our corporate governance practices meet, and in some cases exceed, legal and regulatory requirements. In addition, although we are not required to comply with a number of the NYSE corporate governance listing standards as a non-US company, our governance practices are in compliance with NYSE standards in all significant respects except one, which is described under Compliance with NYSE Standards.

Board of Directors

Our board of directors presently includes nine members, seven of whom are independent (as that term is defined under applicable Canadian and US securities law). We assess a director’s independence through a detailed questionnaire that our directors complete annually, or on an as-required basis throughout the year. The seven independent directors are Ronald Triffo, Robert J. Bradshaw, Paul Cellucci, David L. Emerson, Susan E. Hartman, Aram H. Keith,  and Ivor M. Ruste.

Robert J. Gomes, as president and chief executive officer, is a member of management of Stantec and is therefore not an independent board of directors’ member. In addition, Anthony P. Franceschini is not considered to be an independent director since he served as president and chief executive officer of the Company until May 14, 2009.

The independent directors meet in executive session at least two times per year without the presence of the nonindependent directors. The format of these meetings includes a discussion with the chief executive officer on each occasion. For fiscal 2009, the independent directors met on two separate occasions.

Ronald Triffo is the chair of our board of directors. Mr. Triffo is an independent director. For a description of the role and responsibilities of the chair, see the discussion below under Position Descriptions. In addition, we refer you to Mr. Triffo’s biography on page 9 of this information circular.

Additional information relating to each director standing for nomination, including other public company boards on which they serve as well as their attendance record for all board of directors’ and committee meetings during our fiscal year ended 2009, can be found on pages 9 through 12 of this information circular.

Board of Directors’ Mandate

The board is responsible for the stewardship of the Company. In executing this role, the board shall oversee the conduct, direction, and results of the business. In turn, management is mandated to conduct the day-to-day business and affairs of the Company and is responsible for implementing the board's strategies, goals, and directions. The board and its members shall act in the best interests of the Company at all times, and the board’s actions shall reflect its responsibility to establish the proper business practices and appropriate ethical standards expected of the Company.

In discharging its stewardship obligations, the board has the following six specific principal responsibilities.

1.	Integrity of the Chief Executive Officer and Other Executive Officers

The board assesses the integrity of the chief executive officer and other executive officers through regular interaction at board and committee meetings and through ongoing interaction. In addition, the board satisfies itself that the chief executive officer and other executive officers are creating a culture of integrity throughout the Company by reviewing annually with the chief executive officer and executive officers the policies and procedures that are in place to create a culture of integrity.

2.	Adoption of a Corporate Strategic Planning Process

It is the responsibility of the board to ensure that the Company has appropriate short- and long-term goals and has implemented a strategic planning process. In identifying and adopting short- and long-term goals and a strategic planning process, the board shall look to the management of the Company, particularly to the chief executive officer, for leadership. In addition to ensuring that a strategic planning process is in place, the board should assist in the process by maintaining open communication lines with management both directly and through the chief executive officer, providing objectivity to plans, and adding its collective experienced judgment to the process. Finally, the board must approve the Company’s strategies as they evolve and as they may change. In this context, the board must be responsible for monitoring management's success in implementing and modifying its strategies, as may be required.

3.	Managing Risks and Protecting Shareholder Value

The board shall be responsible for ensuring that proper procedures are established for the protection of shareholder value. The board is expected to adequately scrutinize material programs and approve material capital expenditures, acquisitions, and divestitures.

Members of the board are responsible for and must be expected to understand the principal risks associated with the Company’s business. In this regard, the board must rely on the management of the Company to identify and monitor risks on a day-to-day basis; however, the board must ensure that there are adequate systems in place that effectively monitor and manage the risks of the business to ensure the Company’s long-term viability. It is acknowledged and understood that all business decisions involve balancing risks with rewards and benefits, and, hence, any material business actions must balance the potential return against the potential damage to shareholders.

4.	Appointing, Developing, and Monitoring Senior Management (Succession Planning)

The board implements its corporate strategies and resolutions through delegation to management. In turn, management must inform and communicate properly with the board and in accordance with the board's stated goals and objectives. As a result, the board must ensure that it has retained a management of appropriate caliber, particularly in the role of chief executive officer. The board must implement systems to assess the performance of its senior management, particularly that of the chief executive officer, against the objectives it has established. To the extent that there are mechanisms that may assist the appointment, development, and assessment of management, the board should be satisfied that such systems are in place and that an orderly succession of senior management can be facilitated.

5.	Communications Policy

The board shall ensure that the Company has a policy in place to enable it to communicate effectively with shareholders, other stakeholders, and the public in general, including the capital markets. The Company’s communications policy must effectively relate its operations to shareholders and should facilitate open communication with shareholders. The chief executive officer will be directly responsible for approving the issuance of any material communications to shareholders.

6.	Internal Corporate Controls and Management Information Systems

The board shall ensure that there are control and information systems in place to ensure the effective discharge of its responsibilities hereunder and in law. In particular, the board will ensure that the Company has (a) an audit system and internal controls that verify the integrity of financial data and the compliance of financial information with appropriate accounting principles, (b) adequate environmental information, controls, and reporting systems, and (c) systems for monitoring and evaluating the implementation of corporate strategy and material corporate decisions.

The board of directors at large is responsible for its approach to corporate governance issues. In considering these issues, and in assessing the effectiveness of the board of directors and its committees and the contribution of each individual director, the board of directors will seek the assistance and advice of the Corporate Governance and Compensation Committee.

Position Descriptions

The board has developed position descriptions for the chief executive officer, board chair, chair of the Corporate Governance and Compensation Committee, and chair of the Audit Committee. Such position descriptions are as follows:

Chief Executive Officer Position Description

Appointment

The board shall appoint the chief executive officer on terms and conditions that it considers to be appropriate.

Reporting and Review

The chief executive officer shall report to the board. The board shall review the chief executive officer’s performance on an annual basis.

Duties and Responsibilities

The chief executive officer shall have full responsibility for the day-to-day operation of the Company’s business in accordance with the Company’s strategic plan and budgets as previously approved by the board. In discharging this responsibility, and subject always to the oversight of the board, the chief executive officer shall

▪	Foster a corporate culture that promotes ethical practices and encourages individual integrity

▪
Work with the chair of the board to ensure that the board is provided with all information and access to management that are necessary to allow it to fulfill its statutory, governance, and other obligations in a timely manner

▪
Fully apprise the board of all matters that are material to directors and alert the chair in a timely manner of any material changes or events that may impact the risk profile, financial affairs, or performance of the Company

▪	Develop and recommend to the board a long-term strategy and vision for the Company that lead to the enhancement of shareholder value

▪	Develop and recommend to the board annual business plans and budgets that support the Company’s long-term strategy

▪	Consistently strive to achieve the Company’s financial and operating goals and objectives

▪	Promote continuous improvement of the quality and value of the Company’s services

▪	Seek to secure and maintain a competitive position for the Company within its industry

▪	Ensure that the Company has an effective management team below the level of chief executive officer as well as an active plan for management development and succession

▪	Implement policies and processes to ensure the integrity of the Company’s internal controls, management information, and financial reporting

▪
Serve as the spokesperson for the Company and oversee communication between the Company and its shareholders, the investment community, the media, governments and their agencies, employees, and the general public

Chair

The prime responsibility of the chair of the board of directors is to provide leadership to the board to enhance board effectiveness. The board has ultimate accountability for supervising the management of the Company. Critical to meeting this accountability is the relationship between the board, management, shareholders, and other stakeholders. The chair, as the presiding member, must oversee that these relationships are effective and efficient and further the best interests of the Company. The chair is an ex-officio member of all board committees unless otherwise stated in the committee’s terms of reference.

The chair shall

▪	Chair all meetings of the board

▪	Oversee the board's discharge of the duties it is assigned by law in the articles and bylaws of the Company and the Corporate Governance Guidelines

▪	Together with the chief executive officer, represent the Company to employees, shareholders, and other stakeholders

▪
Develop a good working relationship between the office of the chair, the chief executive officer, and the board to ensure open communications, cooperation, interdependence, mutual trust, respect, and commonality of purpose

▪	Take steps to foster the board's understanding of its responsibilities and boundaries with management

▪	Establish procedures for governing the effective and efficient conduct of the board's work

▪	Establish the agenda for and preside at all meetings of the board and annual and special meetings of shareholders

▪	Oversee the distribution of information to the board in a manageable form sufficiently in advance of the meeting

▪
Oversee the functions delegated to the committees, monitor the committees' work to ensure that these functions are carried out and results are reported to the board, and carry out other duties as requested by the board

Corporate Governance and Compensation Committee Chair

The prime responsibility of the chair of the Corporate Governance and Compensation Committee is to provide leadership to the committee to ensure its effectiveness. Critical to meeting this accountability is ensuring that the Company has in place an appropriate and effective system of corporate governance.

The chair of the Corporate Governance and Compensation Committee shall

▪	Set the tone for the Corporate Governance and Compensation Committee work

▪	Set the agenda and chair the Corporate Governance and Compensation Committee meetings and ensure the distribution of meeting minutes

▪	Oversee the logistics of the committee's operations and ensure compliance with the Corporate Governance and Compensation Committee Terms of Reference

▪	Report to the full board on the Corporate Governance and Compensation Committee’s decisions and recommendations

▪	Chair the meetings of the board in the absence of the chair of the board of directors

Audit Committee Chair

The prime responsibility of the Audit Committee chair is to provide leadership to the Audit Committee to enhance its effectiveness. Critical to meeting this accountability is the relationship between the Audit Committee, management, and the external auditors. The chair of the Audit Committee must oversee that these relationships are effective and efficient and further the best interests of the Company.

The chair of the Audit Committee shall

▪	Set the tone for the committee’s work

▪	Set the agenda and chair the Audit Committee meetings and ensure the distribution of meeting minutes

▪	Oversee the logistics of the committee's operations and ensure compliance with the Audit Committee Terms of Reference

▪	Report to the full board on the Audit Committee’s decisions and recommendations

Orientation
The board is to ensure that all new directors receive a comprehensive orientation so that they can understand the role of the board and its committees, their individual roles and expectations, and the nature of the Company’s business. In 2009, the board added two new members, David Emerson and Paul Cellucci. Both new members received a comprehensive orientation manual, including, among other things, the following:

•	Our corporate bylaws and policies
•	Summaries of key Company programs and practices that are in place to manage the board’s governance and stewardship responsibilities
•	Terms of reference for each board committee
•	Biographies of all board members and members of management who interact with the board on a regular basis, including the Company’s senior management team
•	Copies of the previous year’s meeting minutes, annual materials, and strategic plan
•	An overview of the Company’s services and business model

Mr. Emerson received additional materials from Mr. Ruste and our chief financial officer regarding his appointment and orientation to the Audit Committee.

Mr. Emerson and Mr. Cellucci met with members of management during their full-day orientation session at our head office. They met with the chief executive officer; chief financial officer; director of our Internal Audit and SOX group; secretary and general counsel; and corporate counsel to learn about our business, acquisition program, and risk management strategies.

Continuing Education

Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing them with updates on developments in various geographic areas in which the Company is active, communication from the chief executive officer to employees, and such other information that management considers to be of interest to the board.

In 2009, the board received presentations from management on the anticipated implementation of International Financial Reporting Standards (IFRS) and the implications of IFRS on the Company’s financial reporting, financial systems, and statements. The September board meeting and strategic planning session was held in Halifax, Nova Scotia, and the board was given the opportunity to meet with local management and hear about our recently acquired operations in Atlantic Canada. Board members heard presentations from our “up and comers” or junior staff about their current projects and client relationships as well as our senior management team as part of the strategic planning session.

Ethical Business Conduct

The board of directors has adopted a comprehensive code of business conduct and ethics, which provides a framework for directors, officers, and employees for the conduct and ethical decision-making integral to their work. The board of directors, through its Corporate Governance and Compensation Committee, reviews the operation of the code and any waivers thereof. The code is reviewed at least annually to ensure that it complies with all legal requirements and is in alignment with best practices. In the event that amendments are needed, recommendations are made to the Corporate Governance and Compensation Committee and the board of directors for approval. The code is available on our website at www.stantec.com and on SEDAR at www.sedar.com. You may also contact us for a copy of the code free of charge.

The board of directors has also adopted whistleblower procedures that allow officers and employees who feel that a violation of the code has occurred to report this violation on a confidential and anonymous basis. The procedures allow concerns regarding accounting, internal accounting controls, or auditing matters to be reported on a confidential and anonymous basis as well.

The board of directors believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness foster a culture of ethical conduct within Stantec. To review our whistleblower procedures, visit our website at www.stantec.com.

The board of directors believes that its effectiveness is furthered when directors exercise independent judgment in considering transactions and agreements. As such, if at any board of directors’ meeting a director or executive officer has a material interest in a matter being considered, such director or officer would not be present for discussions relating to the matter and would not participate in any vote on the matter.

Nomination of Directors

The Corporate Governance and Compensation Committee, which is composed entirely of independent directors, is responsible for identifying and recommending to the board suitable director candidates. As part of the process, the committee considers the competencies and skills of the board as a whole, assesses the skill sets of current board members, and identifies any additional skill sets deemed to be beneficial when considering board candidates in light of the opportunities and risks facing the Company. The committee may engage outside advisors to assist in identifying qualified candidates. Potential candidates are screened to ensure that they have the attributes of integrity and accountability, the ability to think strategically, financial literacy, excellent communication skills, and the ability to work effectively as a team.

In 2009, we interviewed and selected two new directors. Mr. Robert Mesel retired from the board at our annual general meeting. The board determined that, in 2009, it should fill Mr. Mesel’s board position as well as increase its membership by one additional independent director. All members of the board and senior leadership were invited to present candidates to the committee for consideration. The committee reviewed the possible candidates and prepared a shortlist of candidates to be interviewed. The chair of the committee conducted the interviews and reported back to the committee with the results. The committee conducted a skills assessment of its current members and the candidates and reported to the board on its findings and recommendations for acceptable candidates. The entire board then met with the recommended candidates prior to determining if the candidate should be appointed to the board.

Mr. Emerson qualifies as a financial expert (as did Mr. Mesel) and also brings a wealth of knowledge about the Canadian business environment from his long-time public service and having sat on other Canadian public and private company boards. He has also previously served on the Company's board of directors. Mr. Cellucci also qualifies as a financial expert and adds his expertise in Canada-US cross-border relations and strong business contacts in the United States as both the former US ambassador to Canada and the former governor of Massachusetts.

Assessments

The Corporate Governance and Compensation Committee is responsible for reporting annually to the board an assessment of the board's performance. This assessment is of the board's contribution and performance as a whole as well as the performance of individual board members and specifically reviews areas in which the board believes that a better contribution could be made by its members. Its purpose is to increase the effectiveness of the board as a whole as well as the effectiveness of individual board members.

The assessment is conducted annually by way of a detailed confidential survey sent to all board members. The survey asks for quantitative ratings and a subjective assessment by each board member in the following areas:

•	Board organization and structure
•	Selection of and relationship with management
•	The effective discharge of duties by the board and its committees
•	The Company’s strategic determination
•	Board policies and procedures
•	Individual member performance

Completed surveys are submitted to the chair of the committee at the end of January. The chair prepares a summary report (without identifying names) and presents it to the committee for discussion. The committee’s report and recommendations for addressing any concerns raised in the survey are presented to and discussed by the full board.

The board is also responsible for conducting an annual assessment of the chief executive officer against his performance of his agreed upon annual objectives. The committee further reviews and assesses the chief executive officer’s performance quarterly on an informal basis.

Communication Policy

The Company is committed to providing timely, accurate, and balanced disclosure of material information consistent with legal and regulatory requirements. Materiality is determined by the importance of an event or information in influencing an investor's decision with respect to the purchase or sale of the Company’s shares. The Company will disclose both positive and negative information on a timely basis, except when confidentiality issues require a delay in accordance with the rules of the TSX and NYSE and applicable securities commissions.

The Company has established a Disclosure Committee to support the chief executive officer and chief financial officer in identifying material information and determining how and when to disclose that information and to ensure that all material disclosures comply with relevant securities legislation.

The Disclosure Committee will meet prior to the release of the Company’s regular quarterly and annual disclosure documents. The committee will also meet as required to review and evaluate other disclosures and potential disclosures or upon the request of the chief executive officer or chief financial officer.

Compliance with NYSE Standards

As a foreign private issuer listed on the NYSE, we are generally entitled to follow Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences are summarized below:

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Section 303A.08 of the NYSE's Listed Company Manual requires shareholder approval of all equity compensation plans and material revisions. The definition of equity compensation plans under the NYSE rules covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. The TSX rules require shareholder approval of security-based compensation arrangements only in respect of arrangements that involve the delivery of newly issued securities. The TSX rules require shareholder approval of security-based compensation plans when they are first introduced and thereafter (a) every three years in respect of all unallocated options, rights, or other entitlements under an arrangement with a rolling percentage maximum or (b) at the time and in respect of any amendment to such arrangements (unless the amendment relates to an arrangement previously approved by shareholders and includes specific authority for certain TSX-specified types of amendments). Stock purchase plans in which securities are purchased in the public market and no financial assistance or discount is provided by the Company for the purchase of securities are not subject to the shareholder approval requirement under the TSX rules; however, shareholder approval is required under the NYSE’s rules. We comply with the rules of the TSX.